# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guaranty Bancshares, Inc., CIK 0001058867
CUSIP: 400764106
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 16475 Dallas Parkway, Suite 600, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-23-000956
Filed by CIK 0001704214

## Reporting persons
- Richard W. Baker: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 604,500; shared voting power 51,000; sole dispositive power 604,500; shared dispositive power 51,000; aggregate amount beneficially owned 655,500 (5.7% of the class)
  Comment: Items (5) and (7) include 324,000 shares held through Richard W. Baker Trust, for which Mr. Baker has sole voting/dispositive power. Items (6) and (8) include shares owned by the reporting person's spouse. The percentage in item (11) is based on 11,431,568 shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Guaranty Bancshares, Inc.
Address of issuer's principal executive offices: 16475 Dallas Parkway, Suite 600, Addison, Texas 75001

## Item 2. Person Filing
Name of person filing: Richard W. Baker
Address of principal business office or, if none, residence: 1602 Shadywood Lane, Mt. Pleasant, TX 75455
Citizenship: Texas, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 655,500
Percent of class: 5.7
Sole power to vote or to direct the vote: 604,500
Shared power to vote or to direct the vote: 51,000
Sole power to dispose or to direct the disposition: 604,500
Shared power to dispose or to direct the disposition: 51,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard W. Baker: /s/ Richard W. Baker, Richard W. Baker (02/14/2025)